SILENT AS THE GRAVE MOVIE, LLC
(An Illinois Limited Liability Company)

REVIEW REPORT

September 15, 2019

THOMAS N. BARRETT, JR., CERTIFIED PUBLIC ACCOUNTANT

SILENT AS THE GRAVE MOVIE, LLC
(An Illinois Limited Liability Company)

TABLE OF CONTENTS

THOMAS N. BARRETT, JR.
CERTIFIED PUBLIC ACCOUNTANT
13016 TIMBER TRAIL
PALOS HEIGHTS, ILLINOIS 60463-3201

Independent Accountant's Review Report

To Management
Silent as the Grave Movie, LLC
Mokena, Illinois

We have reviewed the accompanying balance sheet of Silent as the Grave Movie, LLC as of September 15, 2019, and the related statements of income, retained earnings and cash flows for the forty-eight day period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Thomas N. Barrett, Jr. CPA
September 15, 2019

(P) 708-597-0546
(F) 708-597-8274
tnbarrett@comcast.net

SILENT AS THE GRAVE MOVIE, LLC
(An Illinois Limited Liability Company)

BALANCE SHEET
September 15, 2019

ASSETS	
Cash and cash equivalents	$0
Total Assets	**$0**
LIABILITIES	
Accounts Payable	$0
Total Liabilities	**$0**
MEMBERS EQUITY	
Unreserved	$0
Total Members Equity	**$0**
Total Liabilities and Members Equity	**$0**

The accompanying notes are an integral part of these financial statements.

SILENT AS THE GRAVE MOVIE, LLC
(An Illinois Limited Liability Company)

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE PERIOD ENDED SEPTEMBER 15, 2019

REVENUES	
Movie Revenues	$0
TOTAL REVENUES	$0
EXPENSES	
Pre-production Costs	$0
Net Income	$0
CHANGE IN RETAINED EARNINGS	
Beginning Balance	$0
Net Income (loss) for period	$0
Retained Earnings - end of period	$0

The accompanying notes are an integral part of these financial statements.

SILENT AS THE GRAVE MOVIE, LLC
(An Illinois Limited Liability Company)

STATEMENT OF CASH FLOW
FOR THE PERIOD ENDED SEPTEMBER 15, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$0
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$0**
NET CASH PROVIDED BY INVESTING ACTIVITIES	
NET CASH PROVIDED BY FINANCING ACTIVITIES	
NET INCREASE (DECREASE) IN CASH	**$0**
CASH AND CASH EQUIVALENTS	
Beginning of Period	$0
End of year	**$0**
SUPPLEMENTAL CASH FLOW DISCLOSURES	
Cash paid for Interest	$0
Cash Paid for Income Taxes	$0

The accompanying notes are an integral part of these financial statements.

SILENT AS THE GRAVE MOVIE, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 15, 2019

NOTE 1

Silent as the Grave Movie, LLC's sole purpose is to produce the feature film ***"Silent as the Grave."*** The film project has already completed the multi-faceted development stage and is entering the pre-production phase.

Once the pre-production stage is completed, funding is necessary for the film to enter the production, post-production and distribution stages. Once in the distribution stage, the movie can begin to bring a return to the investors.

The entity will conduct an equity ***Wefunder*** offering in the fourth quarter of 2019 with the purpose of raising $175,000 in operating capital. The entity's ability to operate as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise capital.

A separate LLC from the production company is formed to protect its equity members and managers.

NOTE 2

The following summarizes the significant accounting policies:

a) The LLC will prepare financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP")
b) The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3

The Company is subject to tax filing requirements in the federal jurisdiction of the United States and the State of Illinois.